ONE WORLD HOLDINGS, INC.
418 BRIDGE CREST BOULEVARD
HOUSTON, TEXAS  77082

December 11, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Craig E Slivka, Special Counsel

Re:      One World Holdings, Inc.
Registration Statement
File No. 333-177992

Dear Mr. Slivka,

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 12:00 p.m. Eastern Standard Time, Thursday, December 13, 2012, or as soon thereafter as practicable.

Additionally, One World Holdings, Inc. (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

//s/ Corinda Joanne Melton
President